SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: November 07, 2005

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On November 07, 2005, OJSC Rostelecom (the "Company"), announced the Board of Director's decision to reappoint Dmitry Yerokhin as General Director of the Company for the period till November 4, 2007.

A copy of the announcement is attached hereto as Exhibit 99.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 07, 2005	By: /signed/ Dmitry Ye. Yerokhin Name: Dmitry Ye. Yerokhin Title: General Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
99.	The announcement made on November 07, 2005.

Exhibit 99

DMITRY YEROKHIN REAPPOINTED AS ROSTELECOM'S GENERAL DIRECTOR

Rostelecom, Russia's national long-distance telecommunications operator, today announced the Board of Director's decision to reappoint Dmitry Yerokhin as General Director of the Company for the period till November 4, 2007.

The appointment was made by the Board according to the recommendation of its Nominations and Remuneration Committee and because of the formal termination of Mr. Yerokhin's employment agreement of 2003.

Dmitry Yerokhin was appointed General Director of Rostelecom by the Board of Directors on November 3, 2003. Prior to that he held the position of First Deputy General Director since October 2001. After graduating, Dmitry Yerokhin worked as an engineer in the Regional Control Center of long-distance and international telecommunications of the Ministry of Communications of the USSR in Makhachkala. In 1997 he became the head of Rostelecom's Rostov-on-Don branch. Dmitry Yerokhin was born on March 23, 1950 in Makhachkala. He holds a degree in Radio Design Engineering from Dagestan Polytechnic Institute (1977), graduated with honors.

For further details please contact

Rostelecom Securities Department
Tel.: +7 095 973 9940
Fax: +7 095 787 2850
E-mail: RTKM@rostelecom.ru